Exhibit 99.1

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of entity
Prima BioMed Ltd

ABN
90 009 237 889

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).
1	+Class of +securities issued or to be issued	Performance Rights

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,023,350

+ See chapter 19 for defined terms.

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3

Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

	Number of Performance Rights	10,023,350. Calculated based on 3.67 years directors’ fees of $105,000 per annum divided by $0.0384 (being the 5 day VWAP up to and including 9 September 2016).
	Vesting Conditions	Service Only.
	• Tranche1	1,814,249. 1 October 2017. (Being service from 1 February 2017 to 30 September 2017);
	• Tranche2	2,736,367. 1 October 2018. (Being service from 1 October 2017 to 30 September 2018);
	• Tranche3	2,736,367. 1 October 2019. (Being service from1 October 2018 to 30 September 2019);
	• Tranche4	2,736,367. 1 October 2020 . (Being service from 1 October 2019 to 30 September 2020);
	Expiry Date	The Performance Rights will expire, if not exercised, one year after Vesting Date.
	Price of Performance Rights	Performance Rights will be granted at no cost. Once the vesting conditions (service only) are met (or waived in exceptional circumstances), the Performance Rights will be exerciseable at nil cost.

+ See chapter 19 for defined terms.

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4

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes, if/when the Performance Rights vest to shares.

5	Issue price or consideration	Calculated based on 3.67 years directors’ fees of $105,000 per annum divided by $0.0384 (being the 5 day VWAP up to and including 9 September 2016).

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued to Pete Meyers in lieu of cash for his services as a non-executive director, in accordance with shareholder approval at the AGM held on 25 November 2016.

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

Yes, although these securities are not being issued under Listing Rule 7.1A

6b	The date the security holder resolution under rule 7.1A was passed	25 November 2016

6c	Number of +securities issued without security holder approval under rule 7.1	n/a

+ See chapter 19 for defined terms.

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6d	Number of +securities issued with security holder approval under rule 7.1A	n/a

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	n/a

6f	Number of +securities issued under an exception in rule 7.2	10,023,350

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	n/a

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	n/a

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Refer Annexure 1

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

6 December 2016
		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)	2,073,076,271 77,378,693	Ordinary shares (ASX: PRR) Options exercisable at $0.20 on or before 19 June 2017 (PRRO)

+ See chapter 19 for defined terms.

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		Number	+Class - Options
9	Number and +class of all	Amount	Exercise Price	Expiration Date
		1,515,752	$0.0774	30 June 2018
		165,116	$0.0774	30 June 2018
		147,628,500	$0.05019	12 December 2018
		371,445,231	$0.0237	4 August 2020
		793,103	$0.057	30 October 2020
		1,026,272	$0.040	7 March 2021
		8,475,995	$0.025	4 August 2025

Number	+Class - Performance Rights
Amount	Type	Expiration Date
1,486,326	STI	5 August 2017
30,918,333	LTI	30 October 2018
20,666,667	PRs	The PRs will expire between 30 days to 12 months after the vesting date of 5 August 2017
857,844	NED PRs	Each tranche of NED PRs will expire 30 days from each tranche vesting date indicated in the appendix 3B released on 26 November 2014.
10,023,350	NED PRs	Each tranche of NED PRs will expire 30 days from each tranche vesting date indicated in section 3 above
13,750,828	Convertible Notes each with a face value of AU$1, expiring on 4 August 2025

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

+ See chapter 19 for defined terms.

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Part 2 - Pro rata issue
11	Is security holder approval required?	n/a

12	Is the issue renounceable or non-renounceable?	n/a

13	Ratio in which the +securities will be offered	n/a

14	+Class of +securities to which the offer relates	n/a

15	+Record date to determine entitlements	n/a

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	n/a

17	Policy for deciding entitlements in relation to fractions	n/a

18

Names of countries in which the entity has security holders who will not be sent new offer documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

n/a

19	Closing date for receipt of acceptances or renunciations	n/a

20	Names of any underwriters	n/a

21	Amount of any underwriting fee or commission	n/a

22	Names of any brokers to the issue	n/a

23	Fee or commission payable to the broker to the issue	n/a

+ See chapter 19 for defined terms.

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24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	n/a

25	If the issue is contingent on security holders’ approval, the date of the meeting	n/a

26	Date entitlement and acceptance form and offer documents will be sent to persons entitled	n/a

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	n/a

28	Date rights trading will begin (if applicable)	n/a

29	Date rights trading will end (if applicable)	n/a

30	How do security holders sell their entitlements in full through a broker?	n/a

31	How do security holders sell part of their entitlements through a broker and accept for the balance?	n/a

32	How do security holders dispose of their entitlements (except by sale through a broker)?	n/a

33	+Issue date	n/a
Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of +securities (tick one)

(a)	☒	+Securities described in Part 1

+ See chapter 19 for defined terms.

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(b)	☐

All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)
38	Number of +securities for which +quotation is sought	n/a

39	+Class of +securities for which quotation is sought	n/a

40

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

n/a

+ See chapter 19 for defined terms.

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41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security)	n/a

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the +securities in clause 38)	n/a

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

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•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 6 December 2016
Company Secretary

Print name:	Tom Bloomfield

== == == == ==

+ See chapter 19 for defined terms.

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Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	2,058,297,608
Add the following:
• Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2
• Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval	14,778,663

•     Number of partly paid +ordinary securities that became fully paid in that 12 month period

Note:

•     Include only ordinary securities here – other classes of equity securities cannot be added

•     Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•     It may be useful to set out issues of securities on different dates as separate line items

Subtract the number of fully paid +ordinary securities cancelled during that 12 month period	Nil
“A”	2,073,076,271

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Step 2: Calculate 15% of “A”
“B”	0.15 [Note: this value cannot be changed]
Multiply “A” by 0.15	310,961,441
Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used
Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued: • Under an exception in rule 7.2 • Under rule 7.1A • With security holder approval under rule 7.1 or rule 7.4 Note: • This applies to equity securities, unless specifically excluded – not just ordinary securities • Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed • It may be useful to set out issues of securities on different dates as separate line items	1,026,272
“C”	1,026,272
Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1
“A” x 0.15 Note: number must be same as shown in Step 2	310,961,441
Subtract “C” Note: number must be same as shown in Step 3	1,026,272
Total [“A” x 0.15] – “C”	309,935,169 [Note: this is the remaining placement capacity under rule 7.1]

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Part 2

Rule 7.1A – Additional placement capacity for eligible entities
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
“A” Note: number must be same as shown in Step 1 of Part 1	2,073,076,271
Step 2: Calculate 10% of “A”
“D”	0.10 Note: this value cannot be changed
Multiply “A” by 0.10	207,307,627
Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A

Notes:

•     This applies to equity securities – not just ordinary securities

•     Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed

•     Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained

•     It may be useful to set out issues of securities on different dates as separate line items nil
“E”	nil

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Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A
“A” x 0.10 Note: number must be same as shown in Step 2	207,307,627
Subtract “E” Note: number must be same as shown in Step 3	nil
Total [“A” x 0.10] – “E”	207,307,627 Note: this is the remaining placement capacity under rule 7.1A

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